SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

NetScout Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

64115 T 10 4

(CUSIP Number)

Narendra Popat c/o Atlantic Trust Company 100 Federal Street Boston, MA 02110 (617) 531-6947 Copy to: Miguel J. Vega, Esq. Cooley LLP 500 Boylston St. Boston, Massachusetts 02116 (617) 937-2319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

13D

CUSIP No. 64115 T 10 4	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Narendra Popat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 712,954
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 712,954
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,954
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The percentages used herein are calculated based on 41,511,509 shares of NetScout Common Stock outstanding as of November 2, 2011, which figure is based on information set forth in NetScout’s Form 10-Q for the period ended September 30, 2011, which was filed with the Securities and Exchange Commission on November 4, 2011.

(Page 2 of 6 Pages)

13D

CUSIP No. 64115 T 10 4	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jyoti Popat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,544,631
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,544,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,544,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The percentages used herein are calculated based on 41,511,509 shares of NetScout Common Stock outstanding as of November 2, 2011, which figure is based on information set forth in NetScout’s Form 10-Q for the period ended September 30, 2011, which was filed with the Securities and Exchange Commission on November 4, 2011.

(Page 3 of 6 Pages)

13D

CUSIP No. 64115 T 10 4	Page 4 of 6 Pages

Introduction

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on August 7, 2003, as amended by Amendment No. 1 filed on September 30, 2005, Amendment No. 2 filed on February 10, 2006 and Amendment No. 3 filed on September 11, 2008 (as amended, the “Schedule 13D”) by Narendra Popat and Joyti Popat with respect to the Company’s Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D. It is being filed to reflect that neither Narendra Popat nor Joyti Popat beneficially own more than 5% of the Company’s Common Stock.

The following Items of the Schedule 13D are hereby amended and restated to read in their entirety as follows:

Item 2.	Identity and Background.

(a) This statement is being filed by Narendra Popat and Joyti Popat.

(b) The residential address of Mr. Popat and Ms. Popat is 355 Pope Road, Concord, MA 01742.

(c) Mr. Popat formerly served as Chairman of the Board and Secretary of the Company, a provider of network management solutions. The address of the Company is 310 Littleton Road, Westford, MA 01886. Ms. Popat is a homemaker.

(d), (e) Mr. Popat and Ms. Popat have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Popat and Ms. Popat are citizens of the United States.

Item 5.	Interest in Securities of the Issuer.

(a) Aggregate Beneficial Ownership: Mr. Popat beneficially owns an aggregate of 712,954 shares of Common Stock, which constitutes approximately 1.7% of the 41,511,509 shares of Common Stock reported as issued and outstanding at November 2, 2011 in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2011. Ms. Popat beneficially owns an aggregate of 1,544,631 shares of Common Stock, which constitutes approximately 3.7% of the 41,511,509 shares of Common Stock reported as issued and outstanding at November 2, 2011 in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2011.

Sole Voting or Dispositive Power: None.

Shared Voting or Dispositive Power: (i) 397,258 shares of Common Stock are held by The Narendra Popat Trust, of which Mr. Popat and Ms. Popat are trustees, (ii) 294,730 shares of Common Stock are held by The Jyoti Popat Trust, of which Mr. Popat and Ms. Popat are trustees, (iii) 831,677 shares of Common Stock are held by The Narendra Popat 2008 Dynasty Trust (the “Dynasty Trust”), of which Ms. Popat is one of two trustees of such trust and (iv) 20,966 shares of Common Stock are held by The HOPE Foundation USA – 1999, a charitable trust, of which Mr. Popat and Ms. Popat are co-trustees.

(Page 4 of 6 Pages)

13D

CUSIP No. 64115 T 10 4	Page 5 of 6 Pages

Disclaimed Beneficial Ownership: The amounts beneficially owned by Mr. Popat and Ms. Popat do not include an aggregate of 832,170 shares of Common Stock held by two trusts for the benefit of Mr. Popat’s children, of which neither Mr. Popat or Ms. Popat is a trustee of such trusts and thus have no voting or dispositive power over the shares of Common Stock held by such trusts.

(b) Number of shares of Common Stock as to which Mr. Popat has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 712,954

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 712,954

Number of shares of Common Stock as to which Ms. Popat has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,544,631

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,544,631

(c) On July 28, 2011, The Narendra Popat Trust distributed 389,864 shares of Common Stock of the Company to the Dynasty Trust, of which Ms. Popat is one of two trustees of such trust. These shares were transferred to the Dynasty Trust without consideration. On August 2, 2011, The Narendra Popat Trust distributed 124,053 shares of Common Stock of the Company to the Dynasty Trust, of which Ms. Popat is one of two trustees of such trust. These shares were transferred to the Dynasty Trust without consideration.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of the shares of Common Stock beneficially owned by Mr. Popat and Ms. Popat.

(e) On July 28, 2011, Mr. Popat ceased to be the beneficial owner of more than five percent of the class of securities reported herein. On July 28, 2011, Ms. Popat ceased to be the beneficial owner of more than five percent of the class of securities reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

All of the shares of Common Stock held by the aforementioned trusts in Item 5 are held for investment and estate planning purposes. No agreements exist with respect to the voting of the shares of Common Stock held by the aforementioned trusts and family limited partnership.

Item 7.	Material to be Filed as Exhibits.

Agreement to file joint Schedule 13D/A, dated September 29, 2005 (incorporated by reference to Exhibit 1 to the filing on Schedule 13D/A by Narendra Popat and Jyoti Popat, dated September 29, 2005).

(Page 5 of 6 Pages)

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011

/s/ Narendra Popat
Narendra Popat

/s/ Jyoti Popat
Jyoti Popat

(Page 6 of 6 Pages)